

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Xiao Jun Kong
Chief Executive Officer
Trafalgar Resources, Inc.
Everbright Center, Suite 3102
108 Gloucester Road
Wanchai, Hong Kong

      Re: Trafalgar Resources, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed January 9, 2019
           File No. 001-32522

Dear Mr. Kong:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Electronics and Machinery